File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

The National Grid Group plc        New England Electric System
National Grid House                New England Power Company
Kirby Corner Road                  Massachusetts Electric Company
Coventry CV4 8JY                   The Narragansett Electric Company
United Kingdom                     Granite State Electric Company
                                   Nantucket Electric Company
National Grid (US) Holdings        New England Electric Transmission Corporation
         Limited                   New England Hydro-Transmission Corporation
National Grid (US)                 New England Hydro-Transmission Electric
         Investments                        Company, Inc.
National Grid (Ireland) 1          Vermont Yankee Nuclear Power Corporation
         Limited                   New England Hydro Finance Company, Inc.
National Grid (Ireland) 2          NEES Global, Inc.
         Limited                   NEES Energy, Inc.
National Grid General              AllEnergy Marketing Company, L.L.C.
         Partnership               Granite State Energy, Inc.
NGG Holdings, Inc.                 New England Water Heating Company
                                   New England Power Service Company
                                   25 Research Drive
                                   Westborough, Massachusetts 01582

                   (Name of company filing this statement and
                     address of principal executive offices)
                 ----------------------------------------------

  The National Grid Group plc                 New England Electric System

                     (Name of top registered holding company
                     parent of each applicant or declarant)
                   ------------------------------------------



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Jonathan M. G. Carlton                  Douglas W. Hawes
The National Grid Group plc             Joanne C. Rutkowski
National Grid House                     Sheri E. Bloomberg
Kirby Corner Road                       Markian M.W. Melnyk
Coventry CV4 8JY                        LeBoeuf, Lamb, Greene & MacRae, L.L.P.
United Kingdom                          New York, NY  10019
Telephone: 011-44-1203-537-777          Telephone: 212-424-8000
Facsimile: 011-4401203-423-678          Facsimile: 212-424-8500

NGG Holdings, Inc.
10th Floor
Oliver Building
2 Oliver Street
Boston, MA  02109
Telephone:  617-946-2104
Facsimile:  617-946-2111

Michael E. Jesanis                      Clifford M. Naeve
Kirk L. Ramsauer                        Judith A. Center
New England Electric System             Skadden, Arps, Slate, Meagher
25 Research Drive                         & Flom L.L.P.
Westborough, Massachusetts 01582        1440 New York Avenue, N.W.
                                        Washington, D.C.  20005



                      ------------------------------------
                   (Names and addresses of agents for service)




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                                  Defined Terms

1. Intermediate Companies means National Grid (US) Holdings Limited, National Grid (US) Investments, National Grid (Ireland) 1 Limited, National Grid (Ireland) 2 Limited and National Grid General Partnership.

2. NEES -- Immediately after the proposed Merger, NEES will have been merged with and into NGG Holdings, LLC, with NEES as the surviving entity and then merged again into another to-be-formed LLC (which survives) which in turn will merge into NGG Holdings, Inc. with NGG Holdings, Inc. as the surviving entity. The term "NEES" refers to both NEES and NGG Holdings, Inc. as the surviving entity.

3.   National Grid means The National Grid Group plc.

4.   National Grid System means National Grid and its subsidiary companies.

5.   NEES Group means NEES and the NEES Subsidiary Companies.

6.   NEES Subsidiary Companies means the subsidiary companies of NEES.

7. U.S. Subsidiary Companies means NEES, the NEES Subsidiary Companies and the Intermediate Companies.

8. U.S. Utility Subsidiaries means New England Power Company, Massachusetts Electric Company, The Narragansett Electric Company, Granite State Electric Company, Nantucket Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro-Transmission Electric Company, Inc. and Vermont Yankee Nuclear Power Corporation.



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                                TABLE OF CONTENTS

ITEM 1.     DESCRIPTION OF THE PROPOSED TRANSACTION
         A. Introduction and General Request
         B. Description of Existing NEES Financing Arrangements
         C. Overview of Proposed Financings
         D. Specifics of Proposed Financing Arrangements
            1.  National Grid External Financing
                (a) Ordinary Shares
                (b) Debt
                (c) Interest Rate and Currency Risk Management Devices
            2.  U.S. Subsidiary Company Financings
                (a)  National Grid and U.S. Subsidiary Companies
                (b)  Money Pool
                (c)  Guarantees
                (d)  Payment of Dividends Out of Capital or Unearned Surplus
                (e)  Approval of New Tax Allocation Agreement
            3.  Changes in Capital Stock of Subsidiaries
            4.  Financing Entities
            5.  EWG/FUCO-related Financings
         E. Filing of Certificates of Notification
ITEM 2.     FEES, COMMISSIONS AND EXPENSES
ITEM 3.     APPLICABLE STATUTORY PROVISIONS
ITEM 4.     REGULATORY APPROVALS
ITEM 5.     PROCEDURE
ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS
ITEM 7.     STATEMENT AS TO ENVIRONMENTAL EFFECTS


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ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION

     A.   Introduction and General Request

     This Application-Declaration is submitted in connection with the proposed acquisition of the New England Electric System ("NEES") by National Grid. National Grid and NEES have previously filed an Application/Declaration on Form U-1 (File No. 70-9473) with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), seeking approvals relating to the proposed acquisition by National Grid of all of the voting securities of NEES, and its consequent indirect acquisition of the voting securities of the NEES Subsidiary Companies, as well as for certain related transactions (the "Merger U-1").1

     Upon consummation of the transactions described in the Merger U-1, National Grid and each of the Intermediate Companies will register as holding companies under Section 5 of the Act.2 NEES will continue to be regulated as a registered holding company, and its subsidiary companies will continue to be regulated as members of a registered holding company system.3 National Grid's other operations have been segregated under a newly-formed first-tier subsidiary company, National Grid Holdings Ltd. ("Holdings"), which will be a foreign utility


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     1 On February 1, 1999, NEES announced that it had entered into an agreement to acquire all of the outstanding common stock of Eastern Utilities Associates ("EUA"), a holding company registered under the Act. The consummation of the
merger  between  NEES  and  EUA  is  not   conditional  on,  and  is  proceeding
independently from, the closing of the Merger. It is contemplated that similar authority will be requested in connection with EUA and its subsidiary companies.

     2 The Intermediate Companies either have been or will be formed prior to the consummation of the Merger. They have been added to the instant application, and will be added to the application for the Merger, to enable the Commission to notice the Merger-related transactions. The Intermediate Companies will require the approval of their respective boards of directors to engage in the activities contemplated by this filing and the Merger U-1.

     3 The Merger U-1 further requests that the Commission deem the Intermediate Companies not to be "subsidiary companies" of National Grid, solely for purposes of complying with the "great-grandfather" provisions of Section 11(b)(2).

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company  ("FUCO")  within the meaning of Section 33 of the Act.  The  Applicants intend that the operations of Holdings and its subsidiary companies will largely be financed at the Holdings level to avoid the need for significant additional capital investments by, or credit support from, National Grid. The purpose of this separation is to create a financial firewall between the NEES Group, on the one hand, and National Grid's non-U.S. interests, on the other.

     In the instant matter, the Applicants request that the Commission extend the existing financing authority of the NEES Group for a period of five years from the date of consummation of the Merger (the "Authorization Period"). In addition, the Applicants seek authority for the following transactions through the Authorization Period:

     (i) financings by National Grid, including but not limited to issuance of ordinary shares and American Depositary Shares, short and long-term debt, and currency and interest rate swaps;

     (ii) financings by the U.S. Subsidiary Companies;

     (iii) intrasystem financings, including (a) the continuation of the NEES system money pool ("Money Pool"), (b) guarantees of the obligations of, and other forms of credit support for, the U.S. Subsidiary Companies, (c) the payment of dividends out of capital or unearned surplus, and (d) approval of a new tax allocation agreement;

     (iv) the issuance by the U.S. Subsidiary Companies of additional shares, or alteration of the terms of any then-existing authorized security;

     (v) the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application/Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities; and

     (vi) financings by National Grid for the purposes of acquiring, or funding the operations of, exempt wholesale generators ("EWGs") and FUCOs.

     As explained more fully herein, the specific terms and conditions of the requested authority are not known at this time. Accordingly, the Applicants represent that the proposed transactions will be subject to the following general terms and conditions:

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     1. National  Grid will maintain its long-term  debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 of the Securities Exchange Act of 1934. In addition, the National Grid System will maintain a ratio of Consolidated EBITDA to Net Interest Payable of not less than 2.5:1, and a ratio of Consolidated Total Net Debt to Consolidated EBITDA not to exceed 6:1;4

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     4 The terms are as defined in the Credit  Agreement  which is  attached  as
Exhibit B-3 to the Merger U-1. Generally,

Consolidated EBITDA means: in respect of any period, Consolidated Profits Before Interest and Tax for that period after adding back depreciation and amortization of goodwill and excludes the group's share of associate and joint venture operating profits;

Consolidated Profits Before Interest and Tax means: in respect of any period, the consolidated net pre-taxation profits on operating activities (after adding back Net Interest Payable and excluding any Exceptional Items and after adding back restructuring costs incurred as a result of the Merger or other acquisitions) of the National Grid System;

Consolidated Total Net Debt means: the aggregate principal amount (or amounts equivalent to principal, howsoever described) comprised in the financial indebtedness of the National Grid System at the time calculated on a consolidated basis less cash and cash equivalents held by any member of the National Grid System as shown in the consolidated financial statements;

Exceptional Items: has the meaning given to it in FRS3 issued by the UK Accounting Standards Board; and

Net Interest Payable means: in relation to any period, all interest, acceptance commission and all other continuing, regular or periodic costs, charges and expenses in the nature of interest (whether paid, payable or capitalized) incurred by the National Grid System in effecting, servicing or maintaining all financial indebtedness of the National Grid System less all interest and other similar income receivable by members of the National Grid System during that period (but only to the extent the same accrue and are receivable by the National Grid System in a freely convertible and transferrable currency) in each case as determined from the consolidated financial statements relating to that period and excludes the group's share of associate and joint venture net interest payable.

If any subsidiary has joined the National Grid System during the financial year, an adjustment will be made to reflect a full 12 months period and if any subsidiary leaves the National Grid System an equivalent adjustment will be made.

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     2. The common equity (including additional paid in capital) and reserves of
NEES on a consolidated basis, as reflected in its most recent Annual Report or Interim Earnings Report, will not fall below 30% of total capitalization;5

     3. The cost of money on debt financings of National Grid will not exceed 300 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     4. The cost of money on preferred securities or other fixed income oriented securities of National Grid, when issued, will not exceed 500 basis points over that for comparable term U.S. treasury securities or government benchmark for the currency concerned;

     5. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to the Application/Declaration will not exceed 5% of the principal or total amount of the security being issued.

     6. The aggregate amount of external debt and equity issued by National Grid pursuant to the authority requested in this matter will not exceed $7.5 billion, at any one time outstanding.

     7. Post-Merger, National Grid's additional "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed 50 percent of the consolidated retained earnings of the National Grid System.

     8. The proceeds from the sale of securities in external financing transactions will be used for general and corporate purposes including (i) extension or renewal of the merger- related debt, (ii) the financing, in part, of the capital expenditures of the National Grid System, (iii) the financing of working capital requirements of the National Grid System, (iv) the acquisition, retirement or redemption of securities issued by National Grid or its U.S. Subsidiary Companies, without the need for prior Commission approval, and (v) other lawful general purposes. The Applicants represent that no financing proceeds will be used to acquire a new subsidiary, other than a special purpose financing entity as described below, unless such financing

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     5 Applicants  would calculate the equity to total  capitalization  ratio as follows: equity/(gross debt + equity - cash).

                                       -6-


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is  consummated  in accordance  with an order of the  Commission or an available exemption under the Act.

     The requested authority will give the Applicants the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Approval of this Application/Declaration is consistent with existing Commission precedent, both for newly registered holding company systems (See, e.g., Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug.1, 1997)), and for holding company systems that have been registered for a longer period of time (See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996); Gulf States Utilities Co., Holding Co. Act Release No. 26451 (Jan.16, 1996)).

     B.   Description of Existing NEES Financing Arrangements

     Unlike some of the other U.S. registered holding companies, NEES does not have a so-called "omnibus" financing order. Instead, financing transactions have been authorized on a discrete basis. The major NEES financing orders are summarized below:

     By order dated October 29, 1997, the Commission authorized participation in the NEES intrasystem money pool by Massachusetts Electric Company, Nantucket Electric Company, Narragansett Electric Company, New England Hydro-Transmission Electric Co., Inc., New England Power Company and New England Power Service Company (collectively, the "Borrowing Companies"), and the issue and sale of commercial paper and short-term debt by the Borrowing Companies, all through October 31, 2001. The Borrowing Companies were authorized to borrow money and/or issue commercial paper up to the following amounts: $150 million for Massachusetts Electric Company, $5 million for Nantucket Electric Company, $100 million for Narragansett Electric Company, $25 million for New England Hydro-Transmission Electric Co., Inc., $375 million for New England Power Company and $12 million for New England Power Service Company. The order noted that financings for the remaining U.S. Utility

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Subsidiaries had been expressly authorized by the New Hampshire Public Utilities
Commission and were thus exempt pursuant to Rule 52. New England Electric System, Holding Co. Act Release No. 26768 (Oct. 29, 1997).

     By order dated June 2, 1998, the Commission increased the limits on short-term borrowings by New England Power Company from $375 million to $750 million. New England Electric System, Holding Co. Act Release No. 26881 (June 2,
1998).

     By order dated October 9, 1996, the Commission authorized NEES to issue and sell short-term notes in a principal amount of up to $100 million at any one time outstanding through October 31, 2001. New England Electric System, Holding Co. Act Release No. 26589 (Oct. 9, 1996), as amended by Holding Co. Act Release No. 26793 (Dec. 10, 1997) (authorizing NEES to borrow up to $500 million).

     NEES has also been authorized to invest up to $50 million in one or more new special purpose subsidiaries that will acquire interests in office and warehouse space that would be leased to associate companies, New England Electric System, Holding Co. Act Release No. 26969 (Jan. 27, 1999), and to issue up to one million shares of its common stock, through December 31, 2002, to acquire the stock or assets of one or more "energy-related companies," within the meaning of Rule 58. New England Electric System, Holding Co. Act Release No. 26849 (March 25, 1998), as modified by Holding Co. Act Release No. 26942 (Nov. 11, 1998).

     Lastly, by order dated September 25, 1998, New England Power Company was authorized to repurchase up to 5 million shares of its common stock from NEES through December 31, 2000. New England Electric System, Holding Co. Act Release No. 26918 (Sept. 25, 1998).


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     C.   Overview of Proposed Financings

     Briefly stated, the proposed financing authority is intended primarily to fund National Grid's U.S. operations. A secondary purpose is to provide a limited source of capital and credit support for Holdings and its subsidiaries. It should be emphasized that any parent-level financing is merely supplementary to financings at the Holdings level. In this regard, the Applicants believe that Holdings and its subsidiary companies will be largely self funding.

     D.   Specifics of Proposed Financing Arrangements

          1.   National Grid External Financing

     National Grid proposes to issue long-term equity and debt securities aggregating not more than $7.5 billion at any one time outstanding during the Authorization Period.6 Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. National Grid may also enter into currency and interest rate swaps as described below.

     (a) Ordinary Shares. As discussed in the Merger U-1, National Grid's common equity consists of ordinary shares, with a par value of 11 13/17 pence each, that are listed on the London Stock Exchange. National Grid currently has a small number of American Depositary Shares ("ADS'") in the U.S. which trade as American Depositary Receipts ("ADRs"). Prior to the consummation of the Merger, National Grid intends to establish a sponsored ADR program in the US pursuant to which ADRs will be listed on a national stock exchange and registered under the Securities Act of 1933, as amended (the "1933 Act"). As a result, National Grid will register under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and file the periodic disclosure reports required of a foreign issuer with the Commission. The request

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     6 The overall limit of $7.5 billion includes the merger-related financing.

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contained  herein with  respect to  ordinary  shares  refers to the  issuance of ordinary shares directly or through the ADR program and, for purposes of this request, the ADS' and ADRs are not considered separate securities from the underlying ordinary shares.

     Ordinary shares may be sold pursuant to underwriting agreements of a type generally standard in the industry in the U.K. or the U.S. (depending on the selling location). Such public distributions may be pursuant to private negotiation with underwriters, dealers or agents (as discussed in more detail below) or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such sales of ordinary shares will be at rates or prices and under conditions negotiated or based upon or otherwise determined by, competitive capital markets.

     Ordinary share financings covered by this Application/Declaration may occur in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a number of purchasers or a single purchaser;
(iv) directly to employees (or to trusts established for their benefit) and other shareholders through National Grid's employee benefit schemes; or (v) through the issuance of bonus shares (i.e., stock dividends) to existing shareholders. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by National Grid) or directly by one or more underwriters acting alone. The securities may be sold directly by National Grid or through agents designated by National Grid from time to time. If dealers are utilized in the sale of any of the securities, National Grid will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, National Grid may grant the underwriters thereof a "green shoe"

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option  permitting the purchase from National Grid at the same price  additional shares then being offered solely for the purpose of covering over-allotments.

     National Grid seeks authority to use its ordinary shares (or associated ADS' or ADRs) as consideration for acquisitions that are otherwise authorized under the Act. Among other things, transactions may involve the exchange of parent company equity securities for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The ability to offer stock as consideration provides both National Grid and the seller of the business with flexibility. The National Grid ordinary shares to be exchanged may, among other things, be purchased on the open market pursuant to Rule 42 or may be original issue. The National Grid ordinary shares would be valued at market value based upon the closing price on the London Stock Exchange on the day before closing of the sale or based upon average high and low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and use of the proceeds to acquire securities, the acquisition of which is otherwise authorized.

     In addition to other general corporate purposes, the ordinary shares will be used to fund employee benefit plans. National Grid currently maintains three employee benefit plans pursuant to which its employees may acquire equity interests in the company as part of their compensation: (a) The National Grid 1990 Savings Related Share Option Scheme. National Grid operates an employee savings plan that offers staff who take out special savings contracts the opportunity to purchase National Grid shares at a discount. Approximately 85% of employees participate in this scheme. (b) The National Grid Executive Share Option Scheme 1990. National Grid operates an executive share option plan for its senior executives. Share options have been granted to over 120 senior executives under this plan to a maximum aggregate level of four times base salary for executive directors and lower levels for other participants. Options may be exercised after they have been held for a minimum period of three years provided that financial performance targets have been achieved. (c) The National Grid Share Match Plan 1996. The

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share match plan  requires  executive  directors  to invest 25% of their  annual bonuses, net of income tax, in shares. Provided these shares are held for a minimum of three years, the company will provide additional shares equal to the pre-tax equivalent of the investment by the director. A small number of other senior executives may also, but are not required to, participate in the share match.

     By order dated December 11, 1996, NEES was authorized to issue and sell up to 10,693,536 shares of its authorized but unissued common stock pursuant to the NEES System Dividend Reinvestment and Common Share Purchase Plan ("Plan"). In the alternative, NEES was authorized to purchase shares of its common stock on the open market and sell those shares to the Plan at the market price. New England Electric System, Holding Co. Act Release No. 26621 (Dec. 11, 1996). Following consummation of the Merger, National Grid intends to issue ordinary shares to US employees through the introduction of the National Grid US Employee Stock Purchase Plan (the "US Plan"). The US Plan, which is designed to qualify under Section 423 of the US Internal Revenue Code of 1986, will enable US employees to receive awards of National Grid shares on an all-employee basis. In addition, other share-based plans may be developed to motivate and retain key executives.

     Certain existing NEES programs provide for investment in or awards payable in NEES shares (see, e.g., Holding Co. Act Release Nos. 26301 (June 2, 1995); 25051 (Mar. 8, 1990); 25678 (Nov. 18, 1992); and 26195 (Dec. 19, 1994). NEES has
also guaranteed to the participants in certain plans that if his or her employer does not make distributions provided thereunder, NEES will make such planned payments. Under deferral plans for employees and directors, participants are given the option of investing at prime rate or, at the present time, in NEES shares. It may be desirable to add additional investment options in the future. The companies understand that it is the position of the staff of the Commission that interests in deferred compensation plans may be securities for the purposes of the securities laws.


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     Following  consummation  of the  Merger,  National  Grid  may wish to adopt similar plans to give investment opportunities, to provide retirement benefits, to facilitate deferral of compensation opportunities, and to motivate and retain key executives and other employees.

     (b) Debt. National Grid proposes to issue debt securities from time to time during the Authorization Period. Any debt securities would have the designation, aggregate principal amount, maturity, interest rate(s) or method of determining the same, terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as are deemed appropriate at the time of issuance. The debt securities may be issued and sold pursuant to standard underwriting agreements or under negotiated bank facilities. In the case of public debt offerings, distribution may be effected through private negotiations with underwriters, dealers or agents, or through competitive bidding among underwriters. In addition, the debt securities may be issued and sold through private placements or other non-public offerings to one or more persons or distributed by dividend or otherwise to existing shareholders. All transactions will be at rates or prices, and under conditions negotiated pursuant to, based upon, or otherwise determined by competitive capital markets.

     The Commission has previously approved the use of parent-level debt by a registered electric utility holding company in connection with a cross-border transaction. In General Public Utilities Corporation, Holding Co. Act Release No. 26559 (Aug. 23, 1996), the Commission authorized GPU to issue and sell debentures with terms of one up to 40 years and to use the proceeds of such financings to, among other things, "fund the acquisition of interests, and to make investments, in . . . foreign utility companies," and "for other GPU corporate purposes."

     Parent-level debt may be issued in connection with the servicing of the acquisition debt as well as for general working capital purposes. Section 7(c)(2)(A) expressly contemplates that a registered holding company can issue such securities "for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof." Section 7(c)(2)(D) further provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph (1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). In addition, as noted above, the Commission has also authorized registered electric systems to issue parent-level debt for general corporate purposes. General Public Utilities Corporation, Holding Co. Act Release No. 26559 (Aug. 23, 1996).

     To the extent that the question is not the existence of parent-level debt per se but rather the appropriateness of debt at more than one level, again, the Commission has resolved that issue. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:

                  Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also notes the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.

Exemption  of  Issuance  and  Sale  of  Certain   Securities  by  Public-Utility
Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).

     The Applicants have commissioned a study by Professor Julian Franks of the London Business School, working with independent consultants from the Brattle Group, to address the financial strength of the National Grid System post-Merger.7 The Franks/Brattle Study examines National Grid's debt level after both the merger with NEES and the subsequent acquisition by NEES of EUA, and concludes that National Grid's post-acquisition debt, relative to its projected rate base, will lie within a range for comparable U.S. utilities. Credit rating agencies have confirmed that National Grid will retain a strong credit rating. The debt issuances of National Grid currently have a rating of "AA" from Standard and Poor's and "A1" from Moody's. The major rating agencies have indicated that National Grid will retain at least an "A" rating post- Merger. The financial strength is confirmed by the competitive terms under which National Grid has been able to secure financing for the proposed transaction.

          (c)  Interest Rate and Currency Risk Management Devices

     In order to protect the National Grid System from adverse interest rate movements, the interest rate on the debt portfolio is managed through the use of fixed-rate debt, combined with interest rate swaps, options and option-related instruments with a view to maintaining a significant proportion of fixed rates over the medium term. The proportion at fixed rates is varied over time and within policy guidelines, depending on debt projections and market levels of interest rates. The resulting position as of March 31, 1999 was that 57% of the System borrowings were at fixed rates of interest.

--------
     7 A copy of the study (the "Franks/Brattle Study") is included in Exhibit J-3 to the Merger U-1 in File No. 70-9473.

     The National Grid System's exposure to currency risk is not significant at present. In the future, National Grid may seek to hedge its exposure to currency fluctuations through currency swaps and forward exchange or similar transactions.

     National Grid maintains a central treasury department whose activities are governed by policies and guidelines approved by the Board of Directors, with regular reviews and monitoring by a standing committee of the Board. The treasury department operates as a service center rather than as a profit center and is subject to internal and external audit. Treasury activities are managed in a non-speculative manner and all transactions in financial instruments or products are matched to an underlying business requirement.

          2.   U.S. Subsidiary Company Financings

     The existing financing arrangements of the NEES Group have been authorized by rule or Commission order. These arrangements will remain in place. The Applicants request the Commission to extend the term of any existing authority, as necessary, for the Authorization Period.

     Each of the Intermediate Companies is seeking approval to issue and sell securities, acquire securities, and issue guarantees and other forms of credit support, to National Grid or the U.S. Subsidiary Companies.8 The terms and conditions of any financings will be on an arm's length basis. In addition:

     (a) National Grid and U.S. Subsidiary Companies. National Grid, the Intermediate Companies and NEES may finance the acquisition and operation of U.S. Subsidiary Companies (except the U.S. Utility Subsidiaries) during the Authorization Period. Such financings would generally be in the form of open account advances, long-term loans, and/or capital stock purchases. Open account advances will provide funds for general corporate

--------
     8 Such financings will be consistent with the requirements of the Act, in particular, Section 12(a).

purposes and other working capital requirements and temporarily for capital expenditures until long-term financing is obtained and/or cash generated internally.

     Downstream loans and open account advances with interest, which would not be covered by rule 45 or Rule 52, may be made, repaid and remade on a revolving basis, with interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other borrowings in the same currency of National Grid or the lending U.S. Subsidiary Company, as the case may be. If no such borrowings are outstanding then, the interest rate shall be on an arm's length basis predicated on an appropriate and relevant open market benchmark (e.g., LIBOR, Fed Funds rate, UK Pound Base Rate, etc.).

     (b) Money Pool. National Grid requests authority to continue the operation of the NEES Money Pool, with the substitution of NGG Holdings, Inc., the successor to NEES, as an investor in the Money Pool. From time to time, NEES may form or acquire new subsidiary companies or reorganize its existing holdings. National Grid accordingly seeks permission to add newly-formed or acquired NEES Subsidiary Companies to the NEES Money Pool without the need for additional
Commission approval, provided that it will not add a FUCO or exempt telecommunications company as defined in Section 34 of the Act, to the Money Pool.

     (c) Guarantees. National Grid requests authorization to enter into guarantees, obtain letters of credit, enter into guaranty-type expense agreements or otherwise provide credit support with respect to the obligations of the U.S. Subsidiary Companies as may be appropriate to enable such system companies to carry on their respective authorized or permitted businesses. Such credit support may be in the form of committed bank lines of credit. In addition, authority is requested for the U.S. Subsidiary Companies to enter into similar arrangements with one another, consistent with the limitations imposed by Section 12(a) of the Act.

     (d) Payment of Dividends Out of Capital or Unearned Surplus. As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of NEES and the NEES Subsidiary Companies will be recharacterized as additional paid-in-capital. In addition, the Merger will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for NEES and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" to the NEES Subsidiary Companies and reflected as additional paid-in-capital in their financial statements. The effect of these accounting conventions would be to leave the NEES subsidiary companies with no retained earnings, the traditional source of dividend payment, but, nevertheless, strong balance sheets showing significant equity levels. Applicants request authorization to pay dividends out of the additional paid-in-capital account up to the amount of NEES Subsidiary Companies' aggregate retained earnings just prior to the Merger and out of earnings before the amortization of the goodwill thereafter.

     The accounting for a business combination is done on a pooling of interests basis if it meets certain specified criteria. Business combinations that do not meet all of the specified criteria must be accounted for as a purchase. One requirement for pooling of interests accounting is that cash represent not more than 10% of the consideration paid for the acquisition. The NEES/National Grid combination does not meet this criteria because more than 10% of the consideration paid by National Grid to NEES shareholders is cash - in fact, all of the consideration is cash. Another requirement is that significant assets cannot be disposed of in contemplation of the combination. The Commission's accounting staff has concluded that a sale of assets prior to a combination would be presumed to be in contemplation of the combination. New England Power's sale of generation assets which commenced in September 1996 but was not concluded until September 1998 may be viewed as significant. While NEES believes that there are arguments to rebut the Staff's presumption, there is no certainty that the Commission would allow pooling because of the generation sale.

     In purchase accounting, the grand total value, which must be assigned to NEES's assets, is the total consideration to be paid for NEES, plus the fair value of all liabilities assumed in the acquisition. Generally speaking, goodwill is the residual balance of the total value remaining after fair values have been assigned to all of NEES's identifiable assets (both tangible and non-goodwill intangible assets). Accordingly, the excess of the purchase consideration over the fair market value of the acquired assets of NEES will be assigned to goodwill for US GAAP purposes.9

     As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated NEES financial statements, push down accounting will be reflected in those statements and the full amount of goodwill associated with the NEES acquisition will be reflected. Push down accounting will also be applied to the NEES Subsidiary Companies.

     Under UK GAAP, there is a presumption that the goodwill amortization period should not exceed 20 years. This presumption is rebuttable by annual valuations to confirm that no impairment of the carrying value of the goodwill has occurred. National Grid currently intends to amortize the goodwill resulting from the acquisition of NEES over a 20-year period. US GAAP at present allows a goodwill life of up to 40 years. The Commission, however, has been challenging registrants that adopt the maximum period. Additionally, the FASB draft proposal relating to accounting for business combinations would limit the maximum goodwill life to 20 years. Applicants, therefore, currently intend to adopt a 20-year goodwill amortization period for NEES for purposes of its separate US reporting. This has the advantage of consistency with UK reporting requirements.

     The application of "push down" accounting represents the termination of the old accounting entity and the creation of a new one. For FERC and state commission reporting

--------
     9 The amount of goodwill for US reporting purposes will vary somewhat from the UK goodwill amount because of identified UK/US GAAP differences, which will have an effect on the respective fair valuation analyses.

purposes, goodwill will be recorded in the "Acquisition adjustments" account. The original historical basis of the plant accounts will not be disturbed.

     As a result of the push down of the goodwill, the common equity balances of NEES and the NEES Subsidiary Companies are effectively reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. As a result, retained earnings are eliminated. Immediately following this accounting treatment, the only components with a recorded value would be:

o Common stock - which would continue to reflect the par value of the common stock issued.

o Additional paid in capital - which would reflect a value consistent with total common stockholders equity minus the par value recorded in the common stock line.

In other words, the resulting common stockholders' equity will equal the total consideration paid for the entity.

     Based on 1998 financial information, the application of these accounting principles to the NEES/National Grid merger will result in following adjustments to NEES' accounts:

$'000                                           1998             Adjustments1         Adjustments2            Restated

Common shares                                  64,970                 -                     -                  64,970
Paid in capital                               736,689              768,538              1,620,148            3,125,375
Retained earnings                             998,912             (998,912)                 -                    -
Treasury stock                               (231,125)             231,125                  -                    -
Accumulated  comprehensive                      751                 (751)                   -                    -
income, net
Total equity                                 1,570,197                -                 1,620,148            3,190,345
--------------------------------------  -------------------- -------------------- --------------------- --------------------


Adjustments 1 -- capital accounts are restated as Paid in Capital. Adjustments 2 -- goodwill is added to Paid in Capital.

     The push down of the goodwill also has an impact on the net income of NEES. Since the goodwill will be amortized over 20 years, NEES's net income will be reduced by the amount of the amortization. For example, net income of $190 million in 1998 would be reduced by a goodwill amortization of $80 million. The resulting net income after amortization would be $110 million. That amount is less than the $147 million in dividends paid to NEES's shareholders in 1998.

     NEES' acquisition of EUA also will involve similar issues. The premium to be paid to acquire EUA will result in goodwill and the elimination of EUA's retained earnings. EUA's consolidation with NEES will further increase NEES' additional paid in capital account. The amortization of the EUA goodwill also will reduce net income. The required accounting adjustments put NEES in the anomalous position of having greater stockholders' equity following both mergers, but projected net income below NEES current dividend payment levels and no retained earnings from which to pay dividends. As discussed further below, these merger-related accounting adjustments do not affect the cash flow associated with the U.S. Utility Subsidiaries.

     Section 12 of the 1935 Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).10 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), and cases cited therein. Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943). -------- 10 Compare Section 305(a) of the Federal Power Act.

     National Grid and the U.S. Subsidiary Companies request authority to pay dividends out of additional paid-in-capital up to the amount of NEES' consolidated retained earnings just prior to the Merger and out of earnings before the amortization of goodwill thereafter. In no case would dividends be paid if the equity of NEES as a percentage of total capital was below 30% on a consolidated basis. This restriction is intended to protect both investors and consumers.

     In support of their request, Applicants assert that each of the standards of Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

     (i) After the Merger, and giving effect to the pushdown of goodwill, NEES' equity as a percentage of total capitalization will be 75%, substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems. Applicants' commitment to maintain the capitalization of NEES at or above 30% equity on a consolidated basis should result in a capital structure consistent with industry norms.

     (ii) NEES has a favorable history of prior earnings and it has a long record of consistent dividend payments.11

--------
     11 In recent years, NEES' net income and dividends have been:


   Year           Net Income ($ millions)         Dividends Paid ($ millions)
   1994                     199                               149
   1995                     205                               152
   1996                     209                               153
   1997                     220                               152
   1998                     190                               146

     (iii)Applicants anticipate that NEES' cash flow after the Merger will not differ significantly from its pre-Merger cash flow and that earnings before the amortization of goodwill ("Gross Earnings"), therefore, should remain stable post- Merger. Applicants intend that dividends paid out of future earnings will continue to reflect a dividend payout ratio of between 60% and 100% of Gross Earnings, based on a rolling 5-year average.

     (iv) The projected cash position of NEES and its U.S. Utility Subsidiaries after the Merger will be adequate to meet the obligations of each company. As of March 31, 1999, NEES had cash balances of $62.9 million and marketable securities of $93.9 million on a consolidated basis. The amortization of goodwill is a non-cash expense that will not affect the cash flow of NEES or its subsidiaries. Each of NEES and its subsidiary companies is forecast to have sufficient cash to pay dividends in the amounts contemplated.

     (v) The proposed dividend payments are in the public interest. NEES and its subsidiary companies are in sound financial condition as indicated by their credit ratings. NEES' commercial paper is rated A-1 by S&P and Prime-1 by Moody's. The long-term debt of Massachusetts Electric Co., Narragansett Electric Co., and New England Power Co. is rated AA-, A1; AA-, A1; and A+, A1 by S&P and Moody's, respectively. Indeed, Standard & Poor's has placed the credit ratings of NEES, Massachusetts Electric Co., Narragansett Electric Co. and New England Power Co. on "creditwatch with positive implications."12 The positive implications for NEES and its subsidiaries are a result of their association with the even stronger credit of National Grid. The expectations of continued strong credit ratings by the U.S. Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

--------
     12 Standard & Poor's Credit Wire (Dec. 14, 1998).

In addition, the dividend payments are consistent with investor interests because they allow the capital structure of the NEES Group to be adjusted to more appropriate levels of debt and equity. Lastly, a prohibition on dividend payments out of additional paid-in-capital would seriously harm the ability of National Grid to service the acquisition debt incurred in connection with the Merger.

     (e) Approval of New Tax Allocation Agreement The Applicants ask the Commission to approve an agreement for the allocation of consolidated tax among National Grid General Partnership and the NEES Group post-Merger (the "Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by National Grid General Partnership of certain payments for tax losses that it has incurred, rather than the allocation of such losses to subsidiary companies without payment as would otherwise be required by Rule 45(c)(5). Exhibit C-1 is a copy of the proposed Tax Allocation Agreement.

     Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that no approval is required for a tax allocation agreement between eligible associate companies in registered holding company system, that "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Of interest here, Rule 45(c)(5) provides that:

         The agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added.)

Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

     In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between associate companies, on the one hand, and subsidiary companies, on the other, represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the 1935 Act. Holding Co. Act Release No. 21968 (March 25, 1981), citing Sen. Doc. 92, Part 72A, 70th Congress, 1st Sess. at 477-482. It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare Section 12(a) of the Act. Accordingly, the Applicants request that the Commission approve the Tax Allocation Agreement.

          3.   Changes in Capital Stock of Subsidiaries

     The portion of an individual U.S. Subsidiary Company's aggregate financing to be effected through the sale of equity securities to National Grid or other intermediate parent company during the Authorization Period cannot be determined at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such U.S. Subsidiary Company. In addition, the U.S. Subsidiary Company may choose to use other forms of capital securities. As needed to accommodate such proposed transactions and to provide for future issues, Applicants request the authority to increase the amount or change the terms of any such U.S. Subsidiary Company's authorized capital securities, without additional Commission approval.

          4.   Financing Entities

     Authority is sought for National Grid and the U.S. Subsidiary Companies to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt pursuant to Rule 52. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by any of National Grid or the U.S. Subsidiary Companies to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of National Grid or the U.S. Subsidiary Companies of voting interests or equity securities issued by the financing entity to establish ownership of the financing entity and (iii) the guarantee by the Applicants of such financing entity's obligations in connection therewith. Each of National Grid and the U.S. Subsidiary Companies also requests authorization to enter into expense agreements with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies, Inc. in Holding Co. Act Release No. 26750 (Aug.1, 1997) and Conectiv, Inc. in Holding Co. Act Release No. 26833 (Feb. 26,
1998).

          5.   EWG/FUCO-related Financings

     National Grid has adopted a corporate structure that separates its existing foreign operations from its U.S. utility operations. The organization of foreign activities under Holdings, and U.S. utility activities under NEES, reflects National Grid's intent to develop these two business areas in a financially independent manner. As a general matter, National Grid intends to fund its FUCO activities at the Holdings level, although under certain circumstances it may be necessary from time to time for National Grid to provide some investment capital or credit support for FUCO acquisitions or operations.13 To that end, National Grid is seeking authority to finance EWG and FUCO investments and operations in an aggregate amount of up to 50% of its consolidated retained earnings at any one time outstanding, during the Authorization Period.14 As explained more fully below, the proposed financing will not have an adverse effect on the financial integrity of the National Grid System, nor will it have an adverse impact on any U.S. Utility Subsidiary, any customers of any U.S. Utility Subsidiary, or the ability of the affected state commissions to protect the U.S. Utility Subsidiaries and their customers.

     National Grid differs from all other registered holding companies with FUCO investments because it developed first as a foreign utility company, involved in high-voltage transmission of electricity in England and Wales, and only secondarily has become involved, through the NEES acquisition, in the U.S. energy industry. National Grid, therefore, joins the family of registered holding companies with significant foreign investments and operating experience in foreign markets.

--------
     13 For example, it may be desirable for reasons of economic efficiency to hold certain FUCO interests outside Holdings and its subsidiary companies.

     14 As noted above, all of National Grid's current subsidiaries are held through a FUCO. The National Grid System will not own any EWGs at the closing of the Merger. In the Merger U-1, National Grid has requested that its pre-existing investment in FUCOs be grandfathered for purpose on the financing limits under Rule 53.

     National Grid's unique background makes it difficult for the company to comply fully with certain of the technical requirements of Rule 53. In particular because National Grid has pre-existing foreign utility operations, it cannot at this time commit to maintain the books and records of its FUCOs in conformity with U.S. GAAP. Nonetheless, National Grid satisfies the ultimate standards, as set forth in Section 32 and reflected in Rule 53(c), namely, the proposed investment will not have a substantial adverse impact on the financial integrity of the National Grid System, or an adverse impact on any of the U.S. Utility Subsidiaries, or their customers, or on the ability of state commissions to protect such subsidiary or customers. National Grid makes this assertion based on an assessment of its business activities, its capital structure, the earnings and cash flows anticipated from its assets, and the risks that could affect the financial stability of the National Grid System.

     The Franks/Brattle Study provides useful comparisons between National Grid and other registered holding companies. In particular, the business of National Grid's primary asset, The National Grid Company plc ("NGC"), enjoys stable revenues from its electric transmission business. NGC's current rate structure insulates it from the weather-related or economy-related variability in revenues that typically affect U.S. utilities. National Grid's other significant business is a telecommunications company named Energis plc. The majority of Energis shares are publicly held and National Grid has announced its intention to dispose of its Energis holdings over the next several years. The investment bank Dresdner Kleinwort Benson has opined that "National Grid's credit will remain stronger than that of its peers since its earnings will almost exclusively be derived from stable predictable monopoly distribution and transmission cash flows."15 This stability is reflected in the low volatility of National Grid's stock since its initial public offering in December, 1995. National Grid's beta, a measure of a stock's variability of returns as compared with the returns of the market as a whole, is .66. Stated in other words, National Grid's stock was only 66% as volatile as the market. The average beta of U.K. electric utilities is .84, and the betas of comparable U.S. utilities range from .55 to .85. National Grid's business activities, therefore, present a favorable financial profile.

--------
     15 Franks/Brattle Study, at 11.

     The soundness of National Grid's security structure can be shown in several ways. Perhaps the best overall expression of sound capitalization is a high credit rating. National Grid's AA rating by Standard & Poor's exceeds the ratings of the other U.S. registered holding companies examined in the Franks/Brattle Study.16 National Grid shares an A1 Moody's rating with several of the utilities in the study group. In contrast to the 63% average debt to asset base ratio of the utilities in the Franks/Brattle Study group, National Grid will have a post-Merger ratio of 56% of regulatory asset base. National Grid also gains additional flexibility from having convertible debt as part of its capital structure. National Grid's current stock price is above the exchange price of the convertible debt, making it likely that the debt will be converted into equity. The debt ratio comparison shows that National Grid has significant debt capacity and that the proposed FUCO investment authority would not result in a substantial adverse impact to the system.

     Cash flow forecasts indicate that National Grid would be able to finance new capital expenditures and pay down all debt over the estimated useful life of its assets.17 National Grid's remaining equity holdings in Energis also represent a large, marketable security that National Grid may use to service the acquisition debt or the additional financing proposed in this Application-Declaration. The current market value of National Grid's Energis stake is $3.7 billion (based on the June 7, 1999 closing market price on the London Stock Exchange).

     The final aspect of the Commission's inquiry into the proposed FUCO financing should focus on whether risks associated with the foreign utility businesses could adversely affect the financial stability of the system. In this regard, National Grid's successful operation of a national, high-voltage transmission system and its profitable investment in Energis should indicate that the firm has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations. To ensure continued success in its new ventures, National Grid subjects all project proposals to stringent reviews.

--------
     16 Franks/Brattle Study, Table 5.

     17 Id.

     National Grid's disciplined investment review process minimizes the risks associated with FUCO activities. Before National Grid or its subsidiaries make any investment in a project, the project is analyzed in detail, including the specific country risk, where applicable. The project review process includes a series of independent internal reviews, both at the subsidiary and National Grid levels.

     In the UK, the majority of projects by number will relate to NGC's transmission business. Each potential project is subjected to a series of formal reviews to ensure its financial robustness. The process begins with a consideration of NGC's strategic plans, which are updated periodically. The investment procedure follows on from and integrates with the planning cycle of National Grid. Individual project business plans are prepared as part of the process of including potential investments in the Group Business Plan. All projects  identified  as requiring  future  funding must be included  within the planning cycle. This planning procedure ensures that all capital and non-recurring revenue project expenditures can be justified on business, technical and economic grounds. In addition project progress is monitored and subject to normal business control to ensure that approved projects meet their performance targets.

     The project review process includes consideration of business, financial, regulatory, environmental and legal risks. Foreign projects are subject to an additional level of scrutiny concerning:

o    the political and economic stability of the particular country,

o the host governments' commitment to private power, o the legal and regulatory framework for private investment in utility facilities,

o    the local business support for long-term investment of private capital,

o    the economic viability of the project,

o    the environmental impact, and

o    the currency conversion and repatriation of dividends

     Project proposals are subject to successive stages of review by senior management and directors depending upon National Grid's projected financial exposure in a particular project. Generally, the process by which National Grid identifies, manages and approves its business development activities, broadly follows the following lines:

o The production of an Opportunity Registration Paper (ORP), which covers, in outline form, a description of the opportunity, a brief description of the investment environment, the strategic importance of the investment and future actions. The ORP would also be presented to the Business Development Committee for approval.

o The production of a Development Strategy Paper (DSP), which identifies the development strategy for the investment and covers, in outline form, market conditions, the development strategy, competitive position and an action plan. The DSP would also be presented to the Business Development Committee for approval.

o The production of an Investment Proposal Paper ("IPP") seeking approval for a bid. This paper would cover the investment opportunity, a financial appraisal, existing strategy, the transaction, bid details, and planned future actions. The IPP is the board paper for National Grid, and must be approved by the directors.

     Once development of a project is undertaken, milestones are established to ensure that continuing expenditures are producing acceptable results. In addition, project teams are established to identify the major technical, financial, commercial and legal risks associated with a particular project and risk mitigation strategies. The process would follow the following broad outline:

o    undertake due diligence

o    prepare valuation

o    prepare business plan

o    obtain internal approvals

o    obtain acquisition financing

o    develop corporate and tax structure

o    prepare corporate communications plan

o    prepare and submit bid/offer

o    prepare post acquisition plan

     The final project review process, in many cases is, to a large extent, duplicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. National Grid's ability to arrange appropriate levels of non-recourse financing for its existing investments is evidence of the success of the project review and risk management process outlined above.

     In addition, it is noteworthy that none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically; (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed; (2) the average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10 percent from the average for the previous four quarterly periods; and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs.

     Statement of Financial Accounting Standards No.121 requires a listing of all assets of a utility that a company plans to write down and take as a loss. National Grid currently has no assets listed pursuant to SFAS 121. No assets with respect to any FUCOs currently owned (directly or indirectly) by National Grid are expected to be listed pursuant to SFAS 121, nor has any associate EWG or FUCO ever defaulted under the terms of any financing document. National Grid undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the authorization period.

     The Commission has found the standards of the Act satisfied in connection with requests by a number of U.S. registered holding companies to exceed the so-called "50 percent limit" under Rule 53. Southern Co., Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24. 1997). See also GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); New Century Energies, Holding Co. Act Release No. 26982 (Feb. 26, 1999). In each of those matters, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. Applicants assert that the comparison of the financial measures and indicators discussed above, and National Grid's stringent project review procedures, demonstrate that the financial integrity of the National Grid System is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53.

     Under Rule 53(c)(2) National Grid must demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the U.S. Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more such utility subsidiaries to protect such public utility companies or such customers.

     The conclusion that the customers of the U.S. Utility Subsidiaries will not be adversely impacted by increased levels of investment is well-supported by the following:

     (a) All of National Grid's investments in FUCOs will be segregated from the U.S. Utility Subsidiaries. None of the U.S. Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid owns any interest. National Grid further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

     (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the U.S. Utility Subsidiaries to fund operations and growth. The U.S. Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations.18 These facilities will continue subsequent to the Merger. Indeed, as noted previously, Standard & Poor's has placed the credit ratings of NEES, Massachusetts Electric Co., Narragansett Electric Co. and New England Power Co. on "creditwatch with positive implications."19 The positive implications for NEES and its subsidiaries are a result of their association with the even stronger credit of National Grid. The expectation of continued strong credit ratings by the U.S. Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

     (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the U.S. Utility Subsidiaries' employees in connection with providing services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by Holdings and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by National Grid or Holdings.

     (d) National Grid believes that the State commissions are able to protect utility customers within their respective states. In connection with the National Grid/NEES transaction generally, representatives of National Grid have met with each of the affected state commissions and requested them to provide the Commission with letters certifying that the state commission has jurisdiction over the respective NEES system public-utility companies and that the state commission will exercise this authority to protect ratepayers.

--------
     18 See, Item 1.B., supra.

     19 Standard & Poor's CreditWire (Dec. 14, 1998).

     E.   Filing of Certificates of Notification

     It is proposed that, with respect to National Grid which, as noted above, will register under the 1934 Act in connection with its sponsored ADR program, the reporting systems of the 1934 Act and the 1933 Act be integrated with reports under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, and reduce burdens on both the Commission and National Grid. To effect such integration, the Applicants propose to incorporate by reference into the Rule 24 certificates of notification under this file the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding. The certificates would also contain all other information required by Rule 24, including the certification that each transaction included in the report had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.

     Applicants propose to provide Rule 24 certificates on a semiannual basis, consistent with the frequency of financial reporting required in the UK. Under UK rules, National Grid must prepare and disclose financial information semi-annually. In addition, National Grid intends to maintain semiannual financial reporting subsequent to its planned listing on a U.S. securities exchange. To allow National Grid to present consolidated financial statements, all of National Grid's subsidiary companies also prepare financial statements semi-annually, which is the standard practice for UK listed companies. Due to the National Grid's extensive foreign holdings, it would entail significant additional work and expense for National Grid to prepare consolidated financial statements on a quarterly or more frequent basis.

     The Rule 24 certificates will contain the following information:

     a. If sales of ordinary shares or debt by National Grid are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

     b. The total number of shares of National Grid ordinary shares issued or issuable pursuant to options granted during the period under employee benefit plans including any plans hereinafter adopted;

     c. If National Grid ordinary shares have been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted in the hands of the acquirer;

     d. If a guarantee is issued during the period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

     e. The amount and terms of any short-term debt issued by any U.S. Utility Subsidiary during the period;

     f. The amount and terms of any nonexempt financings consummated during the period by any U.S. Utility Subsidiary during the period;

     g. The amount and terms of any nonexempt financings consummated by any nonutility U.S. Subsidiary Company during the period;

     h. A list of U-6B-2 forms filed with the Commission during the period, including the name of the filing entity and the date of filing;

     i Consolidated balance sheets as of the end of the period and separate balance sheets as of the end of the period for each company, including National Grid, that has engaged in jurisdictional financing transactions during the period; and

     j. Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

ITEM 2    FEES, COMMISSIONS AND EXPENSES

                  Estimated legal fees and expenses                    $  *
                  Estimated miscellaneous expenses                     $  *
                                                                       ------
                           Total                                       $  *

*To be filed by amendment.

The above fees do not include the expenses for the public issuance of securities. As noted previously, National Grid proposes that such fees be capped at 5% of the issuance amount.

ITEM 3    APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10 and 12 of the Act and Rules 42, 43, 45, 52, 53 and 54 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4    REGULATORY APPROVALS

     Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5    PROCEDURE

     The Applicants hereby request that there be no hearing on this Application/Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application/Declaration not later than June 30, 1999, such notice to specify a date not later than July 25, 1999, by which comments may be entered and a date not later than the date of the Commission's order for the Merger U-1, as the date on which an order of the Commission granting and permitting the Application/Declaration to become effective may be entered by the Commission.

     The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6    EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

A-1 Articles and Memorandum of Association of National Grid (incorporated by reference to Exhibit A-1 of the Merger U-1)

B-1 National Grid Credit Facility (incorporated by reference to Exhibit B-3 of the Merger U-1)

C-1  Form of Tax Allocation Agreement

F-1.1 Opinion of counsel (to be filed by amendment)

F-1.2 Past-tense opinion of counsel (to be filed by amendment)

H-1 Annual Report of National Grid dated March 31, 1998 (incorporated by reference to Exhibit H-1 of the Merger U-1)

H-2 Annual Report on Form 10-K of NEES for the year ended December 31, 1998 (filed with the Commission on March 31, 1999 (File No. 1-3446) and incorporated by reference herein)

I-1  Proposed Form of Notice

Financial Statements

FS-1 National Grid Unaudited Pro Forma Condensed Consolidated Balance Sheet (to be filed by amendment)

FS-2 National  Grid  Unaudited  Pro Forma  Condensed  Consolidated  Statement of
     Income (to be filed by amendment)

FS-3 Notes to Unaudited Pro Forma Condensed  Consolidated  Financial  Statements
     (to be filed by amendment)

S-4  National  Grid  Consolidated   Balance  Sheet  as  of  September  30,  1998
     (incorporated by reference to Exhibit FS-4 to the Merger U-1)

FS-5 National  Grid  Consolidated  Statement of Income as of September  30, 1998
     (incorporated by reference to Exhibit FS-5 to the Merger U-1)

FS-6 NEES Consolidated Balance Sheet as of December 31, 1998 (see NEES Form 10-K for the year ended December 30, 1998 (Exhibit H-2 hereto))

FS-7 NEES Consolidated  Statement of Income for the twelve months ended December
     31, 1998 (see NEES Form 10-K for the year ended December 31, 1998 (Exhibit H-2 hereto))



ITEM 7    STATEMENT AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application involves a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

     The signature of the Applicants and of the persons on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Date:  June  9, 1999
                             /s/ Jonathan M. G. Carlton
                             Jonathan M. G. Carlton
                             Business Development Manager -- Regulation
                             The National Grid Group plc

                             /s/ Kirk Ramsauer
                             Kirk Ramsauer
                             Deputy General Counsel
                             New England Electric System*





* The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.


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